Exhibit 16.1

August 31, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for Bright Mountain Media, Inc. and, under the date of April 12, 2019, we reported on the consolidated financial statements of Bright Mountain Media, Inc. and subsidiaries as of and for the year ended December 31, 2018, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. On August 25, 2021, the Company dismissed us. We have read Bright Mountain Media, Inc.’s statements included under Item 4.01 of its Form 8-K dated August 31, 2021, and we agree with the statements contained therein with respect to our firm. We have no basis to agree or disagree with other statements of the registrant contained in Item 4.01.

Sincerely,

EisnerAmper, LLP